Exhibit 99.1

argenx to unveil its ‘Vision 2030: Taking Breakthrough Science to 50,000 Patients’ during its Upcoming R&D Day on July 16, 2024

R&D Day presentations to include recent Phase 2 datasets in Sjogren’s disease (efgartigimod) and multifocal motor neuropathy (empasiprubart) that support advancement to Phase 3 development

Next wave of innovative pipeline candidates to be introduced highlighting long-term commitment to transform autoimmunity

Decision to not advance development of efgartigimod in PC-POTS based on Phase 2 ALPHA data

June 17, 2024, 7:00 AM CET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced that it will host an R&D day on Tuesday, July 16, 2024 at 8:30am ET in New York City to unveil its ‘Vision 2030: Taking Breakthrough Science to 50,000 Patients’ and provide updates from across its current and future clinical pipeline.

"argenx today is better positioned than ever before to deliver on our commitment to transform the autoimmunity treatment landscape for patients,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx. “We have grown from our R&D roots over the last five years into a true global innovator, pioneering novel targets into a robust pipeline and delivering safe and effective first-in-class medicines to more than 10,000 patients around the world. We look forward to sharing our ‘Vision 2030’, and outlining how the innovation playbook that brought us here today will power our growth and evolution as we scale the argenx innovation ecosystem.”

As part of its ‘Vision 2030’, argenx will outline its long-term commitment to transform the treatment of severe autoimmune disease with VYVGART, empasiprubart and its expanding pipeline of antibody-based therapeutics. This will include its plans to broaden its leadership within myasthenia gravis (MG) and chronic inflammatory demyelinating polyneuropathy (CIDP), advance its next wave of indications through late-stage development to reach patients, and invest in its organic innovation engine to bring forward new first-in-class pipeline candidates.

R&D Day Agenda

The R&D Day agenda will include the following topics:

•	Vision 2030: Bringing breakthrough science to 50,000 Patients
•	Blueprint for Innovation: Next wave of first-in-class immunology targets
•	Leadership in FcRn: Broad opportunity of efgartigimod in severe autoimmune disease
o	Topline Phase 2 RHO data in Sjogren’s disease
o	Preview of Phase 2/3 ALKIVIA study in immune-mediated myopathies
o	Expansion of MG opportunity through label-enabling studies, including seronegative MG

•	Pioneering C2 Development: Next pipeline-in-a-product opportunity with empasiprubart
o	Phase 2 ARDA data in multifocal motor neuropathy (MMN)
o	Preview of Phase 2 studies in delayed graft function and dermatomyositis
o	Introduction of fourth indication
•	Sustainable Commercial Engine: Scaling global commercial footprint to support ‘Vision 2030’

Featured Speakers

argenx management and scientific leadership will be joined by external key opinion leaders who will discuss the current disease and treatment burden associated with Sjogren’s disease and MMN, as well as the potential for efgartigimod and empasiprubart as innovative treatments in these indications.

•	Prof. Simon Bowman, PhD FRCP, Institute of Inflammation and Ageing, University of Birmingham
•	Dr. Patrick Kwon, MD, Clinical Associate Professor, Neurology, NYU Grossman School of Medicine

PC-POTS Update

Results from the Phase 2 ALPHA study of efgartigimod in post-COVID-19-mediated postural orthostatic tachycardia syndrome (PC-POTS) show that treated patients had no clinically meaningful improvement compared to placebo on the total Malmö POTS symptom (MaPS) score and COMPASS31. The observed safety and tolerability profile of efgartigimod in the ALPHA study was consistent with previous clinical trials. argenx will not move forward with development in PC-POTS and plans to prioritize resources to the nearly 50 active clinical trials in its expanding pipeline.

Webcast Information

Information will be shared leading up to the R&D Day on the event website at https://argenx2024rdday.q4ir.com, including the agenda, supporting materials, and a link to the live audio webcast. A replay of the webcast will be available on the website approximately one hour after the conclusion of the event and will be archived for 90 days.

Upon conclusion of the webcast event, in-person attendees will be invited to attend an interactive poster session.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker, globally in the U.S., Japan, Israel, the EU, the UK, China and Canada. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, X/Twitter, Instagram, Facebook, and YouTube.

For further information, please contact:

Media:

Ben Petok

bpetok@argenx.com

Investors:

Alexandra Roy (US)

aroy@argenx.com

Lynn Elton (EU)

lelton@argenx.com

Forward-Looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “aims,” “goals,” “plans,” or “will,” and include statements argenx makes regarding its plans to unveil its ‘Vision 2030’ at an upcoming R&D day and the planned agenda of such R&D day; its ‘Vision 2030’ and its long-term commitment to transform the treatment of severe autoimmune diseases with VYVGART, empasiprubart and its expanding pipeline of antibody-based therapeutics; certain plans for future growth and evolution, including by (i) broadening its leadership within MG and CIDP and (ii) advancing its next wave of indications through late-stage development to reach patients, and scaling of its innovation ecosystem, including by investing in its organic innovation engine to bring forward new first-in-class pipeline candidates; the innovative potential for efgartigimod and empasiprubart for certain indications; certain results or previews of its clinical studies and potential opportunities thereof; its commercial engine and its goal to reach more than 50,000 patients by 2030; its goal to transform the autoimmunity treatment landscape for patients; the Phase 2 results from the ALPHA study of efgartigimod in PC-POTS; its plans to prioritize resources to active clinical trials; and its goal of translating immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business; disruptions caused on our reliance of third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.